October 24, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Optium Corporation
Registration Statement on Form S-1 (File No. 333-135472)

Ladies and Gentlemen:

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC, as representatives of the several Underwriters, hereby join in the request of Optium Corporation (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 3:00 p.m., Eastern Standard Time, on October 26, 2006, or as soon thereafter as is practicable.

     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 12, 2006, through the date hereof:

     Preliminary Prospectus dated October 12, 2006:

      9,131 copies to prospective underwriters, institutional investors, dealers and others

     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC
As Representatives of the several Underwriters

MORGAN STANLEY & CO. INCORPORATED
By:	/s/ Edward Liu

	Name:	Edward Liu
	Title:	Executive Director

CREDIT SUISSE SECURITIES (USA) LLC
By:	/s/ Nadir Shaikh

	Name:	Nadir Shaikh
	Title:	Director, Investment Banking